Exhibit 12(a)

General Electric Capital Corporation
and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31
	2005		2004		2003		2002		2001
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated

Earnings from continuing
operations	$8,666	$8,998	$7,818	$8,148	$6,070	$6,388	$5,339	$4,235	$4,716	$4,419
Provisions for income taxes	940	1,157	1,410	1,626	1,103	1,311	652	(71)	1,093	900
Minority interest	155	155	159	159	82	82	89	89	78	78
Earnings from continuing
operations before income
taxes and minority interest	9,761	10,310	9,387	9,933	7,255	7,781	6,080	4,253	5,887	5,397

Fixed Charges:
Interest	14,252	14,198	11,062	11,012	9,846	9,838	9,391	9,422	9,998	10,027
One-third of rentals(a)	330	330	308	308	275	275	300	300	307	307
Total fixed charges	14,582	14,528	11,370	11,320	10,121	10,113	9,691	9,722	10,305	10,334
Less interest capitalized,
net of amortization	(72)	(72)	(37)	(37)	(23)	(23)	(38)	(38)	(88)	(88)

Earnings from continuing
operations before income
taxes and minority interest
plus fixed charges	$24,271	$24,766	$20,720	$21,216	$17,353	$17,871	$15,733	$13,937	$16,104	$15,643

Ratio of earnings to fixed
charges	1.66	1.70	1.82	1.87	1.71	1.77	1.62	1.43	1.56	1.51

(a)	Considered to be representative of interest factor in rental expense.